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                      Metropolitan Life Insurance Company
                     Metropolitan Life Separate Account E

                       File Nos. 333-83716 and 811-4001

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                Memorandum Responding to Oral Written Comments
                              of February 6, 2009
           Pursuant to Commission Release No. 33-5231, March 2, 1972

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      Set out below are responses to oral comments received from Alison White of the Securities and Exchange Commission ("Commission") staff on February 6, 2009, relating to Post-Effective Amendment No. 11 under the Securities Act of 1933 ("Securities Act") and No. 125 under the Investment Company Act of 1940 to the registration statement on Form N-4 filed with the Commission by Metropolitan Life Insurance Company ("MetLife") and Metropolitan Life Separate Account E on January 26, 2009 and relating to the MetLife Financial Freedom Select(R) Variable Annuity ("MFFS") Contracts. Page numbers in the responses to the Staff's comments refer to the prospectuses included in Post-Effective Amendment No. 13 to the above-referenced registration statement filed simultaneously herewith./1/

1.  Staff Comment:

General Comment

The Staff would like an explanation regarding why it is appropriate to have two prospectuses in one registration statement for MFFS.

    Response:

As set forth in the Commission staff's "Dear Registrant" letter dated
November 3, 1995, multiple prospectuses may be combined in a single registration statement when the prospectuses describe contracts that are essentially identical. The MFFS registration statement contains two prospectuses, one for the B, C & L Classes and one for the e and e Bonus Classes, each of which has the same underlying variable annuity contract. Given that each prospectus has the same underlying contract, it is appropriate based on the 1995 letter for both prospectuses to be included in the same registration statement.

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/1/   MetLife filed Post-Effective Amendment No. 12 under the Securities Act to the above referenced registration statement on March 13, 2009 pursuant to Rule 485(b) under the Securities Act to specify a new effective date, May 1, 2009, for the post-effective amendment filed on January 26/th/. Post-Effective Amendment No. 12 incorporated by reference the prospectus from Post-Effective Amendment No. 11 for the above referenced registration statement and thus did not contain any changes to the prospectuses therein.

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2.  Staff Comment:

General Comment

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract.

    Response:

Comment complied with. There are no such guarantees or support agreements.

3.  Staff Comment:

General Comment

If MetLife qualifies for and intends to rely on Rule 12h-7, please include the requisite disclosure required by the rule.

   Response:

If MetLife determines that it will rely on Rule 12h-7, MetLife will add the requisite disclosure required by Rule 12h-7 to the prospectus in a Rule 497 filing.

4.  Staff Comment:

Expense Table

Please update the expense tables and expense examples. In addition, please provide sufficient time for the Staff to review the updated expense tables.

    Response:

Comment complied with. MetLife notes that the portfolio expense data, which is provided by the applicable fund company and is necessary for completing the expense tables and computing the expense examples, is typically not provided by the fund companies to MetLife until late March or early April.

5.  Staff Comment:

Expense Examples

Confirm that expense examples 1, 2, and 3 reflect the highest fees for the lifetime withdrawal guarantee benefits.

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    Response:

Comment complied with. This hereby confirms that expense examples 1, 2 and 3 reflect the highest fees for the lifetime withdrawal guarantee benefits.

6.  Staff Comment:

Fee Table

a. If any underlying portfolio assesses a redemption fee, please include a footnote cross-reference the narrative describing the fees and consider identifying the range of fees in the footnote or in the market-timing narrative.

b.  Disclose the range of state premium taxes in the fee table or in a footnote.

    Response:

a.  Comment complied with. There are no such fees.

b. Comment complied with. The requested disclosure has been added. See page 8 of the B, C and L Class prospectus and page 8 of the e and e Bonus Class prospectus.

7.  Staff Comment:

e-Bonus Class Disclosure, page 20 of the e and e Bonus Class Prospectus

Please add the break-even disclosure included in MetLife's Preference Premier product (SEC File No. 33-153109) after the table.

    Response:

Comment complied with. The requested disclosure has been added. See page 20 of the e and e Bonus Class prospectus.

8.  Staff Comment:

Purchase Payments, page 29 of the B, C and L Class Prospectus

Please clarify that the reference to the 3% credit specified in the second paragraph of the section titled "Purchase Payments" refers to eligible rollover distributions or direct transfers from annuities or mutual funds that are not products of MetLife or its affiliates as discussed on page 20.

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    Response:

Comment complied with. The requested disclosure has been added. See page 29 of the B, C and L Class prospectus. The same disclosure has been added to page 28 of the e and e Bonus Class prospectus.

9.  Staff Comment:

Free Look, page 40 of the B, C and L Class Prospectus and page 39 of the e and e Bonus Class Prospectus

Please add disclosure regarding whether MetLife will keep any interest earned on the contract during the "free look" period if the free look is exercised.

    Response:

Premium payments are immediately invested and not held in the fixed interest account during the free look period. As currently disclosed in both prospectuses, state law determines whether the purchase payment or Account Balance is refunded upon the exercise of a "free look." Account Balance is defined as the total amount of money credited to the owner/participant under the deferred annuity, including money in the investment divisions of the Separate Account and the Fixed Interest Account. See page 40 of the B, C and L Class prospectus and page 39 of the e and e Bonus Class prospectus.

10. Staff Comment:

Guaranteed Minimum Income Benefit

a. Please highlight the fact that the benefit may not be exercised after your 85th birthday.

b. Please rewrite in "plain English" the disclosure in the first sentence of the second paragraph on page 44 of the B, C and L Class prospectus and provide an example.

c. Please bold or highlight the fact that withdrawal charges are not waived if you exercise this option while withdrawal charges apply.

d. Please clarify what is meant by the term "pro-rata" in the statement that a pro-rata portion of the charge will be applied when you take a total withdrawal of your account balance.

e. Please add to the last sentence of the first full paragraph on page 45 of the B, C and L Class prospectus "and will have paid for the benefit without using it."

f.  Please highlight the following disclosure "[t]he Guaranteed Minimum Income

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   Benefit may have limited usefulness in connection with a qualified Contract, such as an IRA, TSA, TSA ERISA, 403(a) or 457(b) in circumstances where, due to the ten year waiting period after purchase, the owner is unable to exercise the benefit until after the required beginning date of required minimum distributions under the Contract.

    Response:

a. Comment complied with. The requested disclosure has been put into bold. See page 44 of the B, C and L Class prospectus and page 43 of the e and e Bonus Class prospectus.

b. Comment complied with. The requested disclosure has been revised. See page 44 of the B, C and L Class prospectus and page 43 of the e and e Bonus Class prospectus for the revised disclosure and pages 46-49 of the B, C and L Class prospectus and pages 45-48 of the e and e Bonus Class prospectus for examples showing how GMIB works.

c. Comment complied with. The requested disclosure has been put into bold. See page 44 of the B, C and L Class prospectus and page 43 of the e and e Bonus Class prospectus.

d. Comment complied with. The requested disclosure has been added. See page 45 of the B, C and L Class prospectus and page 44 of the e and e Bonus Class prospectus.

e. Comment complied with. The requested disclosure has been added. See page 45 of the B, C and L Class prospectus and page 44 of the e and e Bonus Class prospectus.

f. Comment complied with. The requested disclosure has been put into bold. See page 46 of the B, C and L Class prospectus and page 46 of the e and e Bonus Class prospectus.

11. Staff Comment:

Lifetime Withdrawal Guarantee Benefit, page 50 of the B, C and L Class
Prospectus

Please highlight the following disclosure, "Contract withdrawal charges may apply to your withdrawals."

    Response:

Comment complied with. The requested disclosure has been put into bold. See page 50 of the B, C and L Class prospectus and page 48 of the e and e Bonus Class prospectus.

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12. Staff Comment:

Exhibits

Unless otherwise permitted by Form N-4, please file the actual contract rather than the form of the sales agreement and retail sales agreement (See Exhibits 3(b) and 3(b)(i)).

    Response:

Item 24(b)(3) of Form N-4 requires "copies of each underwriting or distribution contract between the Registrant and the principal underwriter or the depositor and the principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers [emphasis added]." Thus,
Item 24(b)(3) recognizes a difference between copies (which is the requirement that applies to the agreement between the registrant or depositor and the principal underwriter) and specimens or copies (which is the requirement that applies to all dealer agreements). This difference is logical in that there is normally only one principal underwriter agreement, whereas there can be dozens or even hundreds of dealer agreements which may be added or removed over the course of a given year.

Rule 483(d)(2) under the Securities Act does not provide differently; it states:

   In any case where two or more indentures, contracts, franchises or other documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, need file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document of which a copy is filed [emphasis added].

Rule 483(d)(2) on its face deals only with situations in which a copy of the actual contract is required to be filed. Thus, under Item 24(b)(3), if there was more than one underwriting agreement, a registrant could rely on Rule 483(d)(2), if all conditions are met, to include a copy of only one such agreement. With respect to dealer agreements, on the other hand, Item 24(b)(3) permits a specimen to be filed as an alternative to filing a copy of the actual contract. When filing a specimen, Rule 483(d)(2) would not come into play.

In compliance with Item 24(b)(3), MetLife filed (i) a copy of the principal underwriting agreement with MetLife Investors Distribution Company and
(ii) specimens of the Metropolitan Life Insurance Company Sales Agreement and the Retail Sales Agreement (collectively, the "Selling Agreements"). MetLife has revised the exhibit list in Post-Effective Amendment No. 13 to the above-referenced registration statement to clarify that the Selling Agreements filed as exhibits are in fact specimens in compliance with Item 24(b)(3).

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13. Staff Comment:

Power of Attorney

Please explain why the power of attorney for James Lipscomb need not reference this particular filing.

    Response:

MetLife has used a two step process for delegating powers of attorney for the purpose of signing variable annuity registration statements. MetLife's Chief Executive Officer, Executive Vice President and Chief Accounting Officer, Executive Vice President and Chief Financial Officer and directors provide powers of attorney to James L. Lipscomb, the Executive Vice President and General Counsel of MetLife. These powers of attorney include reference to the applicable SEC file numbers for the registration statements they cover.
Mr. Lipscomb subsequently delegates his power of attorney to Myra L. Saul, among others, who actually signs the applicable registration statements.
Mr. Lipscomb is providing a new power of attorney that will explicitly reference the SEC file numbers for the registration statements it will cover. The new power of attorney will be filed along with Post-Effective Amendment No. 13.

14. Staff Comment:

Tandy Comment

Please include the "Tandy" representations.

    Response:

Comment complied with. A "Tandy" letter is being filed contemporaneously with this memorandum.

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